July 16, 2007
Alan Treibitz
Z-Axis Corporation
5445 DTC Parkway, Suite 450
Greenwood Village, CO
80111-3045
Phone: 303.713.0200
VIA EDGAR
Max A. Webb, Assistant Director
H. Yuna Peng, Esq.
Mail Stop 3651
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Z-Axis Corporation and Silicon Mountain Memory, Incorporated
Amendment No. 3 to Schedule 14A (the “Proxy Statement)
Filed June 22, 2007
File No. 000-11284
Dear Mr. Webb and Ms. Peng:
     On behalf of Z-Axis Corporation (the “Company” or “Z-Axis”), and as contributed to by Silicon Mountain Memory, Incorporated (“SMM”), we file with you herewith Amendment No. 4 (the “Amendment”) to the Proxy Statement. Four marked copies of the Amendment will be delivered to you by courier on Tuesday, July 17, 2007 for the Staff’s use in its review.
     The following responses are provided to further assist the Staff in its review of the Amendment. We have numbered the paragraphs below to correspond to the numbered paragraphs of the Staff’s letter of comment dated July 12, 2007 (the “Comment Letter”).
Selected Unaudited Pro Forma Consolidated Financial Data, page 32
1.	Due to an inadvertent error, the reference to “March 31, fiscal year end for Z-Axis” on page 32 should have been “the twelve months ended December 31, 2006”. Amendment No. 4 to the Proxy Statement properly reflects the corrected language.
Related Party Transactions, page 59
2.	The salary for Mr. Perez is $11,666.66 per month. Amendment No. 4 to the Proxy Statement properly reflects the clarification to the language.

Discounted Cash Flow Analysis for Silicon Mountain, page 84
3.	Terminal value is defined as the present value at a point in time of all future cash flows beyond those cash flows used in the projection period. The terminal value was determined by applying a terminal multiple, enterprise value/EBITDA in the case of the analysis included in the proxy, to the projected 2011 EBITDA for Silicon Mountain. The calculated terminal value was then discounted back to present using a factor based on the five years in the projection period. Amendment No. 4 to the Proxy Statement properly includes an insert to clarify the language.
Security Ownership of Certain Beneficial Owners and Management, page 132
4.	The natural control person of Gold C Enterprises and Entertainment Publications is MaryAnn Rivers. Amendment No. 4 to the Proxy Statement properly reflects this omission.
Annex C
5.	The letter dated June 8, 2006, which is included in Amendment No. 4 to the Proxy Statement, has been revised to remove the language which was highlighted by the Staff.
Z-Axis Corporation Financial Statements
Note 10-Subsequent Events (unaudited), page F-17
6.	Due to an inadvertent error, the footnote stated that the Silicon Mountain shareholders will own 4,266,344 shares of Z-Axis. The correct number of shares is 5,037,134. Amendment No. 4 to the Proxy Statement properly reflects the correct number.
7.	As indicated in the section entitled “Information About Silicon Mountain Memory, Incorporated” in the Proxy Statement on page 67, on July 6, 2007, Silicon Mountain Memory entered into a non-binding letter of intent to purchase the assets of a small company that markets and sells gaming laptop and desktop computers. There is no assurance that the transaction will be consummated as the parties have just begun to negotiate terms for a possible definitive agreement. Silicon Mountain has determined that if the transaction is consummated, the financial statements of the acquired assets would not need to be included in the Proxy Statement because neither the purchase price, the assets nor the net income attributable to the assets is sufficient to trigger the financial statement requirements.

Very Truly Yours,
/s/ Alan Treibitz

Alan Treibitz

cc:	Z-Axis Corporation
Board of Directors
Special Committee

Alan Talesnick, Esq.
Mark Goldschmidt, Esq.
Patton Boggs, LLP